

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2020

Brian Wong, M.D., Ph.D.
Chief Executive Officer
RAPT Therapeutics, Inc.
561 Eccles Avenue
South San Francisco, CA 94080

      **Re: RAPT Therapeutics, Inc.**
          **Draft Registration Statement on Form S-1**
          **Filed January 28, 2020**
          **CIK No. 0001673772**

Dear Dr. Wong:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Paul Fischer at 202-551-3415 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc:    Ryan James, Esq.